                        [RYDER SCOTT COMPANY LETTERHEAD]

                                                                   EXHIBIT 99(a)

                               February 19, 1999



PennzEnergy Company
Post Office Box 4616
Houston, Texas  77210-4616

Gentlemen:

                  At your request we have prepared an estimate of the reserves, future production, and income attributable to all operating and ownership interests of PennzEnergy Company including PennzEnergy Exploration and Production, L.L.C., PennzEnergy Company - Bluebell/Altamont, Pennzoil Caspian Corporation, and Pennzoil Venezuela Corporation, S.A. (collectively referred to herein as the Company) as of December 31, 1998. In accordance with the requirements of FASB 69, our estimates of the Company's net proved reserves as of December 31, 1996, 1997, and 1998, as contained in this report and our previous reports, are presented in attached Table No. 1 together with a tabulation of the components of the differences in the estimates as of such dates. The Company's reserves in the United States are located in all the main producing states (except Alaska), and in state and federal waters offshore California, Louisiana, and Texas. The Company's foreign reserves are located in Venezuela and Azerbaijan.

                  The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1998 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1998 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. Our estimates of the proved net reserves attributable to the interests of the Company as of December 31, 1998 are shown below:

                                           Proved Net Reserves
                                         As of December 31, 1998
                                      -----------------------------
                                      Liquid, Barrels     Gas, MMCF
                                      ---------------     ---------
          Developed and Undeveloped
             United States              125,543,732         849,368
             Foreign                     93,261,474           2,266
                Total Worldwide         218,805,206         851,634

          Developed
             United States              108,226,490         783,990
             Foreign                     12,233,076           2,266
                Total Worldwide         120,459,566         786,256

                  The "Liquid" reserves shown above are comprised of crude oil, condensate, and natural gas liquids. Natural gas liquids comprise 23.3 percent of the Company's developed liquid reserves and 13.5 percent of the Company's developed and undeveloped liquid reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are hydrocarbon sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located. Our estimates of

PennzEnergy Company
February 19, 1999
Page 2


hydrocarbon sales gas reserves as of December 31, 1998 do not include 135,504 MMCF of carbon dioxide which is also sales gas. Revenues from carbon dioxide sales, however, are included in our estimates of future cash inflows as of December 31, 1998. Our estimates of proved net reserves as of December 31, 1998 include 17,179,701 barrels and 2,266 MMCF for Pennzoil Venezuela Corporation, S.A. for which the Company has a contract to develop and produce but does not have actual ownership of the hydrocarbons.

                  The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

       Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

       Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved. Developed reserves may be subcategorized as producing or non-producing using the SPE/WPC Definitions:

              Producing
              Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

PennzEnergy Company
February 19, 1999
Page 3


              Non-Producing
              Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

       Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

                  Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary, tertiary, or pressure maintenance projects which we have been assured will definitely be developed.

                  The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category.

                  In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs, and future net cash inflows before income tax as of December 31, 1998 from this report and as of December 31, 1997 from our previous report are presented below.

                                                                Total Worldwide
                                                            As of December 31(1)(2)
                                                      ------------------------------------
                                                           1998                  1997
                                                      ---------------      ---------------

                Future Cash Inflows                   $ 3,797,956,140      $ 5,807,484,505
                Future Costs
                    Production                        $ 1,504,251,473      $ 1,925,735,766
                    Development                           428,750,500          544,076,586
                                                      ---------------      ---------------
                        Total Costs                   $ 1,933,001,973      $ 2,469,812,352
                Future Net Cash Inflows
                    Before Income Tax                 $ 1,864,954,167      $ 3,337,672,153

                Present Value at 10%
                    Before Income Tax                 $ 1,078,627,124      $ 2,052,998,650

----------------------------

(1) The cash inflow data for December 31, 1998 include revenues from 135,504 net MMCF of carbon dioxide reserves which have a future net cash inflow before income tax of $37,081,330 and present value at 10 percent before income tax of $11,054,723. The cash inflow data for December 31, 1997 include revenues from 177,684 net MMCF of carbon dioxide reserves which have a future net cash inflow before income tax of $70,271,184 and present value at 10 percent before income tax of $21,362,976.

(2) The cash inflow data for December 31, 1998 includes net cash inflow before income tax of $10,087,639 and present value at 10 percent before income tax of $1,886,767 attributable to Pennzoil Venezuela Corporation, S.A.

PennzEnergy Company
February 19, 1999
Page 4


                  Our estimates as of December 31, 1998 and 1997 of future cash inflows, future costs, future net cash inflows before income tax, and present value at 10 percent before income tax are shown individually for total worldwide, total United States (onshore and offshore), and foreign areas in Table No. 2 which is attached.

                  The future cash inflows are gross revenues before any deductions. The production costs were based on current data and include production taxes in the United States, certain foreign taxes where applicable, ad valorem taxes, and certain other items such as transportation and processing costs, in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include certain dismantlement and abandonment costs net of salvage for properties where such costs are relatively significant.

                  The Company furnished us with gas prices in effect at December 31, 1998 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat different than December gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations exclusive of inflation adjustments was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

                  The Company furnished us with liquid prices in effect at December 31, 1998 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to December 31, 1998 were not considered in this report.

                  Operating costs for the leases and wells in this report were based on information provided by the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The future development costs were held constant throughout the life of the properties. The initial operating costs for each property are based on current operating costs. In certain cases, these costs were reduced over time as variable costs, such as well count or production throughput declined as is typical in actual operations. In most cases, the current operating costs were held constant throughout the life of the property. At the request of the Company, their estimate of zero net abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for the Company's estimate. The estimated net cost of abandonment after salvage was included for offshore properties where abandonment costs net of salvage are significant. The estimates of the offshore net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. The Company supplied data on accumulated gas production imbalances which were taken into account in our estimates of future production and income.

                  The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. The Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership

PennzEnergy Company
February 19, 1999
Page 5


interests, prices, and other factual data furnished by the Company were accepted without independent verification. The estimates presented in this report are based on data available through December 1998.

                  The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

                  In general, we estimate that future gas production rates limited by allowables or marketing conditions will continue to be the same as the average rates for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at these rates. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

                  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

                  Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                                   Very truly yours,

                                                   RYDER SCOTT COMPANY
                                                   PETROLEUM ENGINEERS

                                                   /s/ RONALD HARRELL

                                                   Ronald Harrell, P.E.
                                                   President
RH/plk

                                                                   EXHIBIT 99(a)

                                   TABLE NO.1

                                PENNZOIL COMPANY

                           PROVED NET RESERVE DATA(1)

                                                                ------------------------------   ------------------------------
                                                                                                         United States
                                                                         Total Worldwide           Total Onshore and Offshore
                                                                ------------------------------   ------------------------------
                                                                  1998       1997       1996       1998       1997       1996
                                                                --------   --------   --------   --------   --------   --------
Net Proved Liquid(3) Reserves, Millions of Barrels
--------------------------------------------------------------
Developed and Undeveloped
   Beginning of Year                                               227.5      187.4      191.6      152.3      165.1      174.9
      12/31/95  Est. Prepared by Outrim Szabo Assoc. Ltd.(4)           0          0        9.6          0          0          0
      Revisions                                                    (25.1)       3.2       12.2      (13.4)      (0.8)       8.1
      Extensions and Discoveries                                     9.6       41.6       23.2        8.6       11.7       10.5
      Improved Recovery                                             31.3        1.0        2.1        1.9        1.0        2.1
      Estimated Production                                         (19.6)     (19.8)     (21.6)     (19.0)     (19.5)     (20.4)
      Purchase of Reserves In-Place                                  1.5       19.9        8.1        1.5          0        7.0
      Sales of Reserves In-Place                                    (6.4)      (5.8)     (37.8)      (6.4)      (5.2)     (17.1)
End of Year                                                        218.8      227.5      187.4      125.5      152.3      165.1

Developed
   Beginning of Year(5)                                            141.8      142.2      152.6      127.8      140.7      151.2
   End of Year                                                     120.4      141.8      142.2      108.2      127.8      140.7

Net Proved Gas(6) Reserves, Billions of Cubic Feet
--------------------------------------------------------------
Developed and Undeveloped
   Beginning of Year                                               1,059      1,277      1,291      1,054      1,187      1,256
      12/31/95  Est.  Prepared by Outrim  Szabo Assoc. Ltd.(4)         0          0        178          0          0          0
      Revisions                                                      (71)         2         61        (68)       (26)        38
      Extensions and Discoveries                                      83        127        172         83        104        143
      Improved Recovery                                                1          0          2          1          0          2
      Estimated Production                                          (167)      (214)      (219)      (167)      (206)      (202)
      Purchase of Reserves In-Place                                    4          0         36          4          0          8
Sales of Reserves In-Place                                           (58)      (133)      (244)       (58)        (5)       (58)
End of Year                                                          851      1,059      1,277        849       1054      1,187

Developed
   Beginning of Year(5)                                              968      1,160      1,161        963      1,070      1,132
   End of Year                                                       786        968      1,160        784        963      1,070
--------------------------------------------------------------  --------   --------   --------   --------   --------   --------

                                                                ------------------------------

                                                                           Foreign(2)
                                                                ------------------------------
                                                                  1998       1997       1996
                                                                --------   --------   --------
Net Proved Liquid(3) Reserves, Millions of Barrels
--------------------------------------------------------------
Developed and Undeveloped
   Beginning of Year                                                75.2       22.3       16.7
      12/31/95  Est. Prepared by Outrim Szabo Assoc. Ltd.(4)           0          0        9.6
      Revisions                                                    (11.7)       4.0        4.1
      Extensions and Discoveries                                     1.0       29.9       12.7
      Improved Recovery                                             29.4          0          0
      Estimated Production                                          (0.6)      (0.3)      (1.2)
      Purchase of Reserves In-Place                                    0       19.9        1.1
      Sales of Reserves In-Place                                       0       (0.6)     (20.7)
End of Year                                                         93.3       75.2       22.3

Developed
   Beginning of Year(5)                                             14.0        1.5        1.3
   End of Year                                                      12.2       14.0        1.5

Net Proved Gas(6) Reserves, Billions of Cubic Feet
--------------------------------------------------------------
Developed and Undeveloped
   Beginning of Year                                                   5         90         35
      12/31/95  Est.  Prepared by Outrim  Szabo Assoc. Ltd.(4)         0          0        178
      Revisions                                                       (3)        28         23
      Extensions and Discoveries                                       0         23         29
      Improved Recovery                                                0          0          0
      Estimated Production                                             0         (8)       (17)
      Purchase of Reserves In-Place                                    0          0         28
Sales of Reserves In-Place                                             0       (128)      (186)
End of Year                                                            2          5         90

Developed
   Beginning of Year(5)                                                5         90         29
   End of Year                                                         2          5         90
--------------------------------------------------------------  --------   --------   --------

------------------------

(1) Reserve changes due to extensions and discoveries and improved recovery during 1996, 1997 and 1998 were categorized by Ryder Scott Company. The remaining reserve changes during 1996, 1997 and 1998 were categorized by the Company.

(2)  1996 includes 1.4 million barrels and 4 billion cubic feet, 1997 includes
     21.3 million barrels and 4 billion cubic feet and 1998 includes 17.2 million barrels and 2 billion cubic feet of natural gas in Venezuela for which Pennzoil Venezuela Corporation, S.A. has a contract to develop and produce but does not have actual ownership of the hydrocarbons.

(3) Liquid reserves shown above are comprised of crude oil, condensate, and natural gas liquids.

(4) These estimates were prepared by Outrim Szabo Associates, Ltd. for Pennzoil Petroleums, Ltd. as of December 31, 1995. The reserves attributable to Pennzoil Petroleums, Ltd. were sold during 1996. These estimates are included at the Company's request in order to reconcile reserve revisions. Ryder Scott Company has not reviewed these reserve estimates and therefore expresses no opinion as to their validity.

(5) Beginning of year proved developed gas and liquid reserves for 1996 excludes proved developed reserves estimated by Outrim Szabo Assoc. Ltd. for Pennzoil Petroleums, Ltd. as of December 31, 1995.

(6)  Excludes carbon dioxide reserve and production data.

                                   TABLE NO.2

                                PENNZOIL COMPANY
                          CASH INFLOW AND COST DATA(1)
                           (MILLIONS OF U.S. DOLLARS)

----------------------  -----------------------   -----------------------   -----------------------
                                                      United States
                            Total Worldwide        Onshore and Offshore             Foreign
                           As of December 31         As of December 31         As of December 31
                        -----------------------   -----------------------   -----------------------
                           1998         1997         1998         1997         1998          1997
                        ----------   ----------   ----------   ----------   ----------   ----------
Future Cash Inflows(2)  $    3,798   $    5,808   $    3,000   $    4,847   $      798   $      961

Future Costs
   Production(3)        $   (1,504)  $   (1,926)  $   (1,215)  $   (1,621)  $     (289)  $     (305)
   Development(4)             (429)        (544)        (370)        (458)         (59)         (86)
                        ----------   ----------   ----------   ----------   ----------   ----------

Total Costs             $   (1,933)  $   (2,470)  $   (1,585)  $   (2,079)  $      348   $     (391)

Future Cash Inflows
   Before Income Tax    $    1,865   $    3,338   $    1,415   $    2,768   $      450   $      570

Present Value @ 10%
   Before Income Tax    $    1,079   $    2,053   $      941   $    1,791   $      138   $      262
----------------------  ----------   ----------   ----------   ----------   ----------   ----------

---------------

(1) Data for 1998 and 1997 include cash inflows and costs attributable to carbon dioxide reserves located in the United States. The 1998 carbon dioxide reserves account for $37.1 million of cash inflows before income tax and $11.0 million of present value at 10% before income tax. The 1997 carbon dioxide reserves account for $70.3 million of future cash inflows before income tax and $21.4 million of present value at 10% before income tax.

(2)  Gross revenues are before any deductions.

(3) Includes production taxes in the U.S.A., certain foreign taxes where applicable, ad valorem taxes, and certain other items such as transportation and processing charges.

(4) Includes future dismantlement and abandonment costs net of salvage for offshore properties where such costs are relatively significant.